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                                                                    Exhibit 99.1

                                                        Paris, 8 March 2001

                 VIVENDI ENVIRONNEMENT WINS THE WASTE COLLECTION
            CONTRACT FOR THE LARGEST SECTOR IN SINGAPORE CITY CENTRE
     AND CONFIRMS ITS POSITION AS MARKET LEADER IN WASTE MANAGEMENT IN ASIA.

Onyx, the waste management subsidiary of Vivendi Environnement, has won the waste collection contract for Singapore central sector, Tanglin Bukit-Merah. This area, corresponding to almost 15% of the population (480,000 inhabitants) of the city, is mainly made up of residential areas, hotels and shopping centres in the Orchard zone. Onyx will therefore be in charge of the collection of around 480 tonnes of household and commercial waste per day, using a containerised and mechanised collection system that meets the very strict environmental standards in force in Singapore.

Of a 5 years duration, this contract represents a turnover of 52 million Euros for Onyx, and will come into effect on September 1st, 2001. This agreement reinforces Onyx's position in Singapore, already present in the collection and processing of industrial waste.

Onyx, operating in 11 countries in Asia with over 5,000 staff, thus demonstrates its ability to carry off significant internal growth operations. As leader on the Asian market for waste management, its position in 2000 was particularly strengthened by:

     - IN HONG-KONG: take-over of operations at Green Valley, one of the main Technical Landfill Centres (TLC), of two transfer stations and of Enviropace, the only special industrial waste processing installation authorised in the region;

     - IN MAINLAND CHINA: winning of contracts for the building and operation of the first privatised TLC in Guanzhou;

     - IN TAIWAN: winning of the tender for management of the Household Waste Incineration Unit in Tai-Tung County (capacity: 300 tons/d);

     - IN INDIA: successful launch of collection and transfer operations in some districts of the city of Chennai, for household and industrial waste.

         Vivendi Environnement therefore has the strategic platforms required to continue with its development in this region of the world.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to develop and achieve success for new products, services and technologies; increased competition and its effect on pricing and third-party relationships; and inability to maintain new contracts. Neither Vivendi Universal nor Vivendi Environnment undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

Press Contact:
VIVENDI ENVIRONNEMENT                                       ONYX
Emmanuelle Baumgartner                                      Rupert Schmid
Tel: 01 53 70 74 71                                         Tel: 01 46 69 34 05
Mail: ebaumgartner@image7.fr                                rschmid@cgea.fr